Exhibit 6

Steve Lightman Transitions to Special Advisor

Medford, Oregon, June 18, 2021 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), a multi-state cannabis company with operations and assets in Oregon and Michigan, today announced the transition of Steve Lightman to Special Advisor to Obie Strickler, the Chief Executive Officer, effective immediately. Mr. Lightman has resigned as an independent director of Grown Rogue.

“Steve has been an invaluable advisor to me and already is making a tremendous impact on our business. I am excited to continue my relationship with Steve as he transitions to special advisor”, said Obie Strickler, chief executive officer. “Steve remains a large shareholder in the Company and is looking forward to assisting me as we continue building an industry leading cannabis company.”

In his role as special advisor, Mr. Lightman will be responsible for helping Mr. Strickler drive strategy across the business as Grown Rogue continues expanding in their current and future markets.

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: GRUSF) is a vertically-integrated, multi-state Cannabis family of brands on a mission to inspire consumers to “enhance experiences” through cannabis. We have combined an expert management team, award winning grow team, state of the art indoor and outdoor manufacturing facilities, and consumer insight based product categorization, to create innovative products thoughtfully curated from “seed to experience.” The Grown Rogue family of products include sungrown and indoor premium flower, along with nitro sealed indoor and sungrown pre-rolls and jars.

DISCLAIMER

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company's business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Obie Strickler Chief Executive Officer obie@grownrogue.com Investor Relations Desk Inquiries invest@grownrogue.com (458) 226-2100